UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Falcon Operations Sub, Inc.

(Offeror)

ON Semiconductor Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

George H. Cave

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Eric McCrath

Lauren Bellerjeau

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,400,395,380	$241,719.81

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 113,427,322 shares of common stock, par value $.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc. (“Fairchild”) outstanding multiplied by the offer price of $20.00 per share, and (ii) 6,592,447 Shares subject to options, outstanding restricted stock unit award and performance share plan units, which reflects the maximum number of options, restricted stock unit awards and performance share plan units that may be outstanding at the time the offer is completed, multiplied by the offer price of $20.00 per share. The calculation of the filing fee is based on information provided by Fairchild as of November 30, 2015 and includes a total of 3,750 Shares subject to a grant of performance share plan units which occurred on December 15, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $241,719.81	Filing Party: ON Semiconductor Corporation and Falcon Operations Sub, Inc.
Form of Registration No.: Schedule TO (File No. 005-57505)	Date Filed: December 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Falcon Operations Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $.01 per share (“Shares”), of Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild”), at a price of $20.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 4, 6, 7, 11 and 12 as reflected below.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

On March 18, 2016, Parent announced an extension of the expiration of the Offer until one minute following 11:59 p.m., New York City time, on March 31, 2016, unless further extended in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire one minute following 11:59 p.m., New York City time, on March 17, 2016, was extended to allow additional time for the satisfaction of the conditions of the Offer set forth in the Merger Agreement (as defined in the Offer to Purchase). The Depositary has advised Parent that, as of the close of business, New York City time on March 17, 2016, approximately 21,760,234 Shares (not including 730,708 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 19.2% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(I).

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth under “Summary Term Sheet—Will you have the financial resources to make payment?” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding for the Merger is approximately $2.4 billion, plus related fees and expenses. Parent and Purchaser expect to fund such cash requirements from Parent’s available cash, together with proceeds received from a debt facility contemplated pursuant to a debt commitment letter dated November 18, 2015 (the “Debt Commitment Letter”) that Parent has entered into in connection with the execution of the Merger Agreement (the “Financing”).

On March 17, 2016, Parent finalized the pricing and allocations of the facilities contemplated by the Debt Commitment Letter. The secured debt facilities will consist of $2.2 billion of first lien term loans and a $600 million revolving credit facility. At the closing of the Offer, Parent expects to draw $200 million from the revolving credit facility in connection with the consummation of the Offer and the payment of related transaction costs. Funding of the Financing contemplated by the Debt Commitment Letter is subject to the satisfaction of various customary conditions for debt facilities of this type.

See Section 9 — “Source and Amount of Funds.”

Items 6 and 7. Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration.

Items 6 and 7 of the Schedule TO are hereby amended and supplemented as follows:

The third paragraph set forth under Section 9 – “Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

On November 18, 2015, Parent received a commitment letter (the “Debt Commitment Letter”) from Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Initial Debt Financing Sources”) to provide it with a senior secured credit facility in the aggregate amount of $2.7 billion (consisting of a $2.4 billion term loan facility and a $300 million revolving credit facility that may be increased by an additional $200 million) (the “Senior Secured Facility”). Following the execution of the Debt Commitment Letter and as contemplated thereby, each of Barclays Bank PLC, Sumitomo Mitsui Banking Corporation, HSBC Bank USA, N.A., HSBC Securities (USA) Inc., Bank of Montreal, BMO Capital Markets Corp., BBVA Compass and BBVA Securities Inc. (collectively, together with the Initial Debt Financing Sources, the “Debt Financing Sources”) executed a joinder agreement to the Debt Commitment Letter relating to its agreement to provide a portion of the debt financing contemplated by the Debt Commitment Letter.

The Debt Commitment Letter also provided that Parent may be required, in lieu of borrowing up to a certain aggregate principal under the Senior Secured Facility, to issue and sell senior unsecured notes (the “Senior Notes”) in a public offering or Rule 144A or other private placement and/or borrow under a new senior unsecured bridge facility (the “Bridge Facility,” and together with the Senior Secured Facility and the Senior Notes, the “Debt Financing”). During the marketing period of the Senior Secured Facility, however, the first lien term loan and revolving credit facility both were upsized due to strong investor demand. On March 17, 2016, Parent finalized the pricing and allocations of the Senior Secured Facility, which will consist of (i) $2.2 billion of first lien term loans due in 2023, bearing interest at a rate of LIBOR plus 4.50% per annum (subject to a floor of 0.75% per annum), and with an issuance price of 98.50%, and (ii) a $600 million revolving credit facility. At the closing of the Offer, Parent expects to draw $200 million from the revolving credit facility in connection with the consummation of the Offer and the payment of related transaction costs. The remainder of the proceeds from the revolving credit facility will primarily be used after the closing of the Merger for working capital, capital expenditures, and other general corporate purposes.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals — Compliance with the HSR Act.” of the Offer to Purchase is hereby amended and supplemented to add the following at the end of such section:

Pursuant to the requirements of the HSR Act, a Premerger Notification and Report Form with respect to the Offer was previously filed by Parent on behalf of Purchaser with the Antitrust Division and the FTC. On March 17, 2016, Parent received a request for additional information (“Second Request”) from the FTC in connection with the FTC’s review of the Offer. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until ten calendar days after Parent has substantially complied with the Second Request, unless that period is extended voluntarily by Parent or earlier terminated by the FTC. The Second Request relates primarily to Parent’s and Fairchild’s ignition IGBT businesses. Parent has indicated to the FTC Parent’s willingness to dispose of Parent’s ignition IGBT business, which business generated less than $25 million in revenue during fiscal year 2015, and has initiated a process to discuss the sale of the business with potential purchasers. Based on Parent’s productive discussions with the FTC to date, Parent anticipates disposing of its ignition IGBT business to satisfy the FTC’s remaining concerns; however, no assurance can be made that such disposition will occur. Parent and Fairchild will continue to engage closely and cooperatively with the FTC as it finalizes its review of the proposed transaction.

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals — Other Foreign Competition Law Filings.” of the Offer to Purchase is hereby amended and supplemented to add the following at the end of such section:

On February 23, 2016, the Federal Cartel Office in Germany issued a clearance notification under the Act Against Restraints on Competition in connection with the Offer and the Merger. Accordingly, the condition to the Offer relating to the termination or expiration of required waiting periods, and receipt of required approvals, under the applicable antitrust laws of Germany has been satisfied.

In addition, on March 14, 2016, the Fair Trade Commission in Japan issued a clearance notification under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) in connection with the Offer and the Merger. Accordingly, the condition to the Offer relating to the termination or expiration of required waiting periods, and receipt of required approvals, under the applicable antitrust laws of Japan has been satisfied.

Also, the parties have determined that pre-closing filings under the Antitrust Laws of South Korea and the Netherlands are not required.

The information under Section 16 — “Certain Legal Matters; Regulatory Approvals — Litigation Related to the Offer.” of the Offer to Purchase is hereby amended to add the following at the end of the first paragraph:

On March 11, 2016, the plaintiff in the action captioned Walter Wesley Woo v. Fairchild Semiconductor International, Inc., et al., C.A. No. 11798 (Del. Ch.) filed an amended complaint under seal in the Chancery of the State of Delaware, and filed a public version of the amended complaint on March 16, 2016. The amended complaint continues to (i) allege that the board of directors of Fairchild has breached its fiduciary duties by failing to maximize the price to be paid in the Offer and by not providing stockholders with all material information needed to make an informed decision whether to tender their stock, and (ii) further allege that Parent and Purchaser have aided and abetted the purported breaches of fiduciary duty by the board of directors of Fairchild. As relief, the amended complaint continues to seek, among other things, an injunction against the Offer and the Merger, an accounting for damages, and an award of attorneys’ fees and costs. Parent, Purchaser and Fairchild continue to believe that the suit is without merit. The full public version of the amended complaint is attached as Exhibit (a)(5)(J) and its incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(I)	Press Release dated March 18, 2016 issued by ON Semiconductor Corporation.

(a)(5)(J)	Amended Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on March 16, 2016, in the Court of Chancery, State of Delaware.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2016

FALCON OPERATIONS SUB, INC.

By:	/s/ George H. Cave

Name:	George H. Cave
Title:	Secretary

ON SEMICONDUCTOR CORPORATION

By:	/s/ George H. Cave

Name:	George H. Cave
Title:	Executive Vice President, General Counsel, Chief Compliance & Ethics Officer, Chief Risk Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 4, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release dated November 18, 2015 issued by ON Semiconductor Corporation and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(G)	Email from ON Semiconductor Corporation to employees, dated November 18, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(H)	ON Semiconductor Corporation investor presentation, dated November 18, 2015 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(I)	Letter from ON Semiconductor Corporation to customers, sales representatives and distributors, dated November 18, 2015 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(J)	Transcript of conference call with investors on November 18, 2015 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 19, 2015).

(a)(1)(K)	Summary Advertisement as published in The New York Times on December 4, 2015.*

(a)(5)(A)	Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on December 11, 2015, in the Court of Chancery, State of Delaware.*

(a)(5)(B)	Complaint filed by Cody Laidlaw on behalf of himself and all others similarly situated, on December 16, 2015, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(C)	Press Release dated January 6, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(D)	Press Release dated January 21, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(E)	Press Release dated February 4, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(F)	Excerpt of transcript of conference call held on February 8, 2016 by ON Semiconductor Corporation, regarding financial performance for the fourth quarter and year ended December 31, 2015.*

(a)(5)(G)	Press Release dated February 19, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(H)	Press Release dated March 4, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(I)	Press Release dated March 18, 2016 issued by ON Semiconductor Corporation.

(a)(5)(J)	Amended Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on March 16, 2016, in the Court of Chancery, State of Delaware.

(b)(1)	Debt Commitment Letter, dated as of November 18, 2015, among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and ON Semiconductor Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among ON Semiconductor Corporation, Falcon Operations Sub, Inc. and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(d)(2)	Confidentiality Agreement, dated as of September 14, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

(d)(3)	Clean Team Confidentiality Agreement, dated as of October 26, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

*	Previously filed.